Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

May 15, 2020

Ms. Sherry Haywood Division of Corporation Finance Office of Manufacturing U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Mountain Crest Acquisition Corp. Amendment 2 to Draft Registration Statement on Form S-1 Submitted April 23, 2020 CIK No. 1803914

Dear Ms. Haywood:

On behalf of our client, Mountain Crest Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 6, 2020 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Sherry Haywood May 15, 2020 Page 2

Amendment 2 to Draft Registration Statement of Form S-1 submitted April 23, 2020

General

1.	Advise what consideration you have given to risk factor disclosure concerning the Wuhan virus pandemic as it relates to your ability to complete a business combination and its potential effect on the operations of a target company with which you complete a business combination.

Response: A risk factor addressing the effects of the Wuhan virus pandemic has been included on page 41 of the Amended S-1.

Signatures, page 121

2.	Your principal accounting officer or controller also must sign the registration statement. Additionally, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must specify each capacity in which he signs the registration statement. See instructions for signatures on Form S-1, and revise.

Response: The signature for the Chief Financial Officer of the Company on page 116 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner